Exhibit 4.12

NOTE PURCHASE AGREEMENT

BY AND AMONG

WHITEGLOVE HOUSE CALL HEALTH, INC., AS COMPANY

AND

ENHANCED CAPITAL TEXAS FUND, L.P.,

AND

ENHANCED CAPITAL TEXAS FUND II, LLC, AS PURCHASERS

AS OF FEBRUARY 14, 2011

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ARTICLE SEVEN REPRESENTATIONS AND WARRANTIES OF PURCHASER		23
7.1	Investment Representations of Purchaser	23
7.2	Legal Power and Authority	24
7.3	Authorization	24
7.4	No Conflicts	24
7.5	Brokers or Finders	24

ARTICLE EIGHT CONDITIONS TO THE OBLIGATIONS OF PURCHASER		24
8.1	Purchaser’s Closing Conditions	24

ARTICLE NINE CONDITIONS TO THE OBLIGATIONS OF THE COMPANY		25
9.1	Company’s Closing Conditions	25

ARTICLE TEN COVENANTS OF THE COMPANY		26
10.1	Use of Proceeds	26
10.2	Financial and Other Information	26
10.3	Inspection	27
10.4	Intellectual Property Rights	27
10.5	Independent Accountants	27
10.6	Taxes	27
10.7	Expenses of Purchaser	28
10.8	Maintenance of Existence, Assets, Business, and Insurance	28
10.9	Maintenance of Priority of Purchaser Liens	28
10.10	Debt	28
10.11	Liens	28
10.12	Distributions	28
10.13	Transactions with Affiliates	28
10.14	Membership Covenant	29
10.15	Compliance with Laws and Documents	29
10.16	Fiscal Year and Accounting Methods	29
10.17	Assignment	29
10.18	CAPCO Covenants	29
10.19	Principal Place of Business	29
10.21	Change of Control	29
10.22	No Investments	30
10.23	Non-Competition Agreements	30
10.24	Key Man Insurance	30
10.25	Board Rights	30
10.26	Collateral Access Agreement	30
10.27	Deposit Account Control Agreement	30

ARTICLE ELEVEN DEFAULT AND REMEDIES		30
11.1	Default	30
11.2	Remedies upon Default	31
11.3	Waivers by the Company and Others	32
11.4	Performance by Purchaser	32
11.5	Delegation of Duties and Rights	32
11.6	Waivers by Purchaser	32
11.7	Cumulative Rights	32
11.8	Expenditures by Purchaser	32
11.9	Diminution in Value of Collateral	32
11.10	Indemnification of Purchaser	32

ARTICLE TWELVE MISCELLANEOUS		33
12.1	Amendment and Modification	33
12.2	Waiver of Compliance	33
12.3	Notices	34

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12.4	Construction	34
12.5	Entire Agreement	35
12.6	Assignability and Binding Effect	35
12.7	Attorneys’ Fees	35
12.8	Governing Law	35
12.9	Venue	35
12.10	Presumption	36
12.11	Further Action	36
12.12	Parties in Interest	36
12.13	Savings Clause	36
12.14	Confidentiality	36
12.15	Expenses	36
12.16	Survival of Warranties	36
12.17	Counterparts	36
12.18	Legal Representation	36
12.19	Collateral Sharing	37

EXHIBITS

A.	Note

B.	Security Agreement

C.	Opinion of Company Counsel

D.	Disclosure Schedule

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WHITEGLOVE HOUSE CALL HEALTH, INC.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT is entered into as of February 14, 2011 (the “Effective Date”), by and among WHITEGLOVE HOUSE CALL HEALTH, INC., a Texas corporation (the . “Company”), ENHANCED CAPITAL TEXAS FUND, L.P., a Texas limited partnership (“Fund I”) and ENHANCED CAPITAL TEXAS FUND II, LLC, a Texas limited liability company (“Fund II” and Fund I are each a “Purchaser” and collectively, the “Purchasers”). The Company and Purchasers are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

A. The Company is a medical care provider in the business of selling memberships for healthcare services that are provided at its member’s houses, homes, or other locations (the “Business”).

B. The Company wishes to obtain expansion and working capital by borrowing from Purchasers an aggregate sum of $2,500,000.00 (the “Aggregate Committed Sum”), and, to evidence such borrowing and the obligation to repay the same, by authorizing, issuing, and selling to Purchasers secured promissory notes (as more particularly described in Article Three, each a “Note” and collectively, the “Notes”), in the aggregate principal amount of the Aggregate Committed Sum.

C. Upon the terms and subject to the conditions contained in this Agreement, Purchasers are willing to make loans in the aggregate amount of the Aggregate Committed Sum to the Company, to disburse the Aggregate Committed Sum in a single Advance subject to the satisfaction of certain conditions, and to acquire the Notes to evidence the Company’s obligation to repay such loan.

AGREEMENT

THEREFORE, in consideration of the mutual promises, covenants, representations, and warranties made in this Agreement and of the mutual benefits to be derived from this Agreement and the Transaction memorialized herein, the Parties agree as follows:

ARTICLE ONE

DEFINITIONS

1.1 Definitions of Certain Terms. The terms defined in this Section 1.1, whenever used in this Agreement, will have the respective meanings indicated below for all purposes of this Agreement, unless otherwise indicated. All references herein to an Article or a Section are to an Article or a Section of this Agreement, and all references to an Exhibit or a Schedule are to an Exhibit or a Schedule attached to this Agreement, unless otherwise indicated.

ACH means automated clearing house.

Advance means any disbursement by Purchasers of all or any portion of Purchasers’ Aggregate Committed Sum to the Company pursuant to this Agreement, or any disbursement by Purchasers to satisfy the obligations of the Company under the Transaction Documents.

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Affiliate means, when used with reference to a specified Person, (a) any Person directly or indirectly owning, controlling, or holding the power to vote 50% or more of the outstanding voting securities of the specified Person, (b) any Person 50% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote by the specified Person, (c) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person, (d) if the specified Person is a corporation, any officer or director of the specified Person or of any corporation (or other entity) directly or indirectly controlling that specified Person, (e) if the specified Person is a limited liability company, any officer, manager, or managing member of the specified Person or of any limited liability company (or other entity) directly or indirectly controlling that specified Person, (f) if the specified Person is a partnership, any general partner of such partnership, or if the general partner is a partnership, the general partners of that partnership, together with any officer, director, manager, or managing member of the general partner(s) of the partnership, and (g) if the specified Person is an individual, such individual’s spouse and natural and adoptive lineal descendants, and trusts and family partnerships (or other entities) established for the benefit of any such Person.

Aggregate Committed Sum means $2,500,000.00, as set forth in Section 2.1.

Agreement means this Note Purchase Agreement, including all Exhibits and Schedules, as it may be amended, modified, or supplemented from time to time.

Bankruptcy Code means title 11 of the United States Code (11 U.S.C. § 101 et seq.), as amended from time to time and any successor statute.

Base Rate means a rate of thirteen percent (13%) per annum.

Blocked Account has the meaning given such term in Section 10.19.

Business has the meaning given such term in Recital A.

Business Assets means all assets or Rights in assets and properties owned at any time by the Company of every type and description, tangible and intangible, real and personal, wherever located and whether or not reflected in the Current Financials or otherwise reflected on the books and records of the Company, including all items of Collateral and the IP Collateral.

Business Day means any day other than a Saturday, a Sunday, or any other day on which banking institutions in Texas are authorized or obligated by Law to be closed.

CERCLA means the Comprehensive Response, Compensation and Liability Act, or any successor Law, and regulations and rules pursuant to such Act or successor Law.

Change of Control means (a) the transfer by the Company (in one transaction or a series of transactions) of all or substantially all of the Business Assets to any Person or group; (b) the liquidation or dissolution of the Company or the adoption of a plan by the shareholders of the Company relating to the dissolution or liquidation of the Company (except pursuant to a merger or consolidation permitted hereunder); (c) the acquisition by any Person or group of beneficial ownership, directly or indirectly, of fifty (50%) percent or more of the voting power total outstanding voting securities of the Company, but excluding (i) any transaction effected for the purpose of changing the Company’s jurisdiction of incorporation (so long as prior notice is given to Purchasers as required under the Security Agreement), and (ii) the sale by the Company of shares of its capital stock to investors in bona fide equity financing transactions; or (d) if at any time Robert A. Fabbio ceases to serve as a senior executive officer of the Company for any reason other than his death or disability, except as approved by the board of directors of the Company.

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Closing has the meaning given such term in Section 5.1.

Closing Certificate means a closing certificate in the form reasonably acceptable to Purchaser, properly completed, signed, dated, and delivered at the Closing.

Closing Date has the meaning given such term in Section 5.1.

Code means the Uniform Commercial Code as in effect in the State of Texas, as amended, or any successor Law, and regulations and rules issued pursuant to such Code, or any successor Law, or, if so required with respect to any particular Collateral or IP Collateral by mandatory provisions of applicable Law, as in effect in the jurisdiction in which such Collateral or IP Collateral is located.

Collateral has the meaning given such term in the Security Agreement,

Collateral Access Agreement means an agreement by and among Purchaser, the Company, and any lessor of premises to the Company, or any other Person to whom any Collateral is consigned or who has custody, control, or possession of any Collateral or IP Collateral or is otherwise the owner or operator of any premises on which any of such Collateral or IP Collateral is located, in any form that is reasonably satisfactory to Purchaser and the Company, whereby the lessor or licensor agrees to waive or subordinate any liens they may have with respect to the Collateral, and agrees to reasonable provisions regarding Purchaser’s access to the Collateral and IP Collateral in the event of a Default.

Commission means the United States Securities and Exchange Commission or any successor agency.

Company has the meaning given such term in the introductory paragraph of this Agreement.

Company Counsel means the law firm of Andrews Kurth LLP, counsel to the Company in connection with the negotiation, preparation, and execution of this Agreement and the other Transaction Documents to which the Company is a party and consummation of the Transactions.

Consent means any consent, approval, permit, ratification, waiver, or other authorization, including any Governmental Approval.

Contract means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) of a Person that is legally binding on such Person.

Contractual Obligations of any Person means (a) all Debt owed by such Person and (b) all other direct, indirect, fixed, contingent, liquidated, unliquidated, joint, several, or joint and several obligations and/or liabilities evidenced by promissory notes, chattel paper, leases, or other Contracts which are not cancelable by such Person on notice of 90 days or less without liability for further payment other than nominal penalty.

Current Financials means the unaudited Financial Statements of the Company dated as of December 31,2010.

Debt of any Person means, from time to time, and without duplication, all indebtedness, liabilities, and obligations of such Person, whether or not considered as liabilities according to GAAP, and whether matured or unmatured, direct or indirect, or absolute, fixed, or contingent.

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Debtor Relief Law means the Bankruptcy Code of the United States and any other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, fraudulent transfer or conveyance, suspension of payments, or similar Law from time to time in effect affecting the Rights of creditors generally.

Default has the meaning given such term in Section 11.1.

Deposit Account Control Agreement means a deposit account control agreement in form and substance reasonably satisfactory to Purchaser, properly completed, signed, dated, and delivered by the Company, Purchaser, and the applicable depository bank that holds the Blocked Account.

Disclosure Schedule means the Disclosure Schedule attached as Exhibit D.

Distribution by any Person, with respect to any Equity Interests issued by such Person, means (a) the retirement, redemption, repurchase, purchase, or other acquisition for value of any such Equity Interests (other than repurchases of Equity Interests issued to or held by employees, officers, directors, managers, or consultants of such Person upon termination of their employment or services pursuant to agreements providing for the Right of said repurchase or pursuant to Rights of first refusal contained in agreements providing for such Rights), (b) the declaration or payment of any dividend, distribution, coupon, interest, preferred return, or other payment in the nature of the foregoing on or with respect to any such Equity Interests, and (c) any loan or advance by such Person to, or other investment by such Person in, the holder of any such Equity Interests.

Effective Date has the meaning given such term in the introductory paragraph of this Agreement.

Enhanced Equity Raise means the closing and consummation of any sale (or series of related sales) by the Company of Equity Interests in the Company to Enhanced Equity Fund II, L.P. and EEF II Co-Invest LLC occurring after the Effective Date and in which the Company raises an aggregate gross amount of ten million dollars ($10,000,000.00).

Enforcement means (a) to make demand for payment prior to the scheduled payment date of, or accelerate the time for payment of, any Obligations, (b) to commence the judicial or non-judicial enforcement of any rights or remedies under or with respect to the Note Purchase Agreement, the Note, the Security Agreement, or any other Transaction Document (other than an action solely for the purpose of establishing or defending the lien or security interest intended to be created by such Transaction Document upon or in any Collateral or IP Collateral as against or from claims of third parties on or in such Collateral or IP Collateral), or (c) the commencement by, against or with respect to the Company of any Insolvency Proceeding.

Environmental Law means any federal, state, and local Law relating to: (a) the existence, cleanup, removal, and/or remedy of contamination on property; (b) the protection of the environment from spilled, emitted, discharged, discarded, deposited, or emplaced “hazardous substances,” as defined in CERCLA, or other hazardous materials, substances, or waste; (c) the generation, use, transport, storage, handling, disposal, removal, or recovery of hazardous materials, substances, or waste; and (d) exposure to hazardous, toxic, or other substances alleged to be harmful.

Equipment means any “equipment,” as such term is defined in Chapter 9 of the Code, now owned or hereafter acquired by the Company and, in any event, shall include all machinery, equipment, furnishings, fixtures, and vehicles now owned or hereafter acquired by the Company and any and all additions to, substitutions for, and replacements of any of the foregoing, wherever located.

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Equity Interests means, with respect to a specified Person, shares of capital stock, membership interests, partnership interests, or other securities or equity interests of such Person, including options, warrants, or other Rights to acquire shares of capital stock, membership interests, partnership interests, or other securities or equity interests, securities convertible into or exchangeable for capital stock, membership interests, partnership interests, or other securities or equity interests, and stock (or other equity) appreciation Rights, phantom stock (or other equity) Rights, and other similar Rights.

Equity Financing means any closing and consummation of any sale (or series of related sales) by the Company of Equity Interests in the Company occurring after the Effective Date and in which the Company raises an aggregate gross amount of three million dollars ($3,000,000.00) or more, except the Enhanced Equity Raise.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, or any successor Law, and regulations and rules issued pursuant to such Act or any successor Law.

Excluded Materials has the meaning given such term in Section 10.2(e).

Financial Statements includes, but is not limited to, balance sheets, profit and loss statements, reconciliations of capital and surplus and/or of membership or partnership capital accounts, as appropriate, statements of changes in financial position, and schedules of sources and applications of funds prepared in comparative form with respect to the corresponding period of the preceding fiscal year and prepared in accordance with GAAP and/or tax basis.

GAAP means generally accepted accounting principles of the Accounting Principles Board of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board which are applicable as of the Effective Date or from time to time thereafter.

General Intangibles has the meaning given such term in the Security Agreement.

Governmental Approval means an approval, authorization, consent, permit, license, or exemption of, registration or filing with, or report or notice to, any Governmental Authority.

Governmental Authority means the United States federal government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission, or instrumentality of any of the foregoing, and any tribunal or arbitrator of competent jurisdiction.

Hazardous Materials means any hazardous substance, as defined by §101(14) of CERCLA, and any other petroleum or petroleum chemical product, substance, or waste that is regulated by any Governmental Authority under any Environmental Law,

Highest Lawful Rate means the maximum rate of interest (or, if the context so requires, an amount calculated at such rate) which Purchasers are allowed to contract for, charge, take, reserve, or receive under applicable Law after taking into account, to the extent required by applicable Law, any and all relevant payments or charges under the Note or other Transaction Documents.

Inchoate Liens means (a) Liens for Taxes not yet due and payable, and (b) mechanic’s Liens and materialmen’s Liens for services and materials for which payments are not yet due or which are being contested in good faith by appropriate proceedings.

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Insolvency Proceeding means, with respect to the Company, (a) any case, action or proceeding before any court or other governmental authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership (including for the appointment of a receiver), dissolution, winding-up, administration, voluntary arrangement or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshalling of assets for creditors, or other similar arrangement in respect of its creditors generally or any substantial portion of its creditors, whether undertaken under U.S. Federal law (including the Bankruptcy Code), or any similar or equivalent state or foreign law, or any similar or equivalent proceedings in any relevant jurisdiction.

Intellectual Property has the meaning given such term in the Security Agreement.

Intellectual Property Right means any Right owned, directly or indirectly, by the Company in, to, or with respect to any Intellectual Property.

Inventory means any “inventory,” as such term is defined in Chapter 9 of the Code, now owned or hereafter acquired by the Company and, in any event, shall include each of the following, whether now owned or hereafter acquired by the Company: (a) all goods and other personal property of the Company that are held for sale or lease or to be furnished under any Contract or service; (b) all raw materials, work-in-process, finished goods, inventory, supplies, and materials of the Company; and (c) all goods that have been returned to, repossessed by, or stopped in transit by the Company.

IP Collateral has the meaning given such term in the Security Agreement.

IRC means the Internal Revenue Code, as amended, or any successor Law, and regulations and rules issued pursuant to the Internal Revenue Code, or any successor Law.

IRS means the United States Internal Revenue Service or any successor agency.

Key-Man Policy has the meaning given such term in Section 10.24.

Knowledge of a particular fact or matter means, as to any Person, that such Person (a) has actual knowledge of such fact or other matter or (b) could reasonably be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter. For purposes of this definition, the Company will be deemed to have Knowledge of any fact or matter of which Robert A. Fabbio, or any other individual who serves, or at any relevant time has served, as the chief executive officer, the chief operating officer, the chief financial officer, the president, a director, or in any similar capacity, regardless of title or designation, of the Company, has, or at any time had, knowledge.

Law means any applicable statute, law, ordinance, rule, regulation, order, writ, injunction, decree, judgment, or opinion of any Governmental Authority.

Leonard Street means the law firm of Leonard, Street and Deinard, Professional Association, counsel to Purchasers in connection with the negotiation, preparation, and execution of this Agreement, and the other Transaction Documents to which Purchasers are a party and consummation of the Transactions.

Lien means any lien, mortgage, pledge, security interest, encumbrance, adverse claim, title defect, title retention agreement, voting trust agreement, property settlement or marital dissolution agreement, preemptive right, right of first refusal, or other interest, equity, option, restriction, or charge of any kind.

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Litigation means any action, proceeding, claim, lawsuit, or investigation conducted or threatened by or before any arbitrator, court, agency or other Governmental Authority.

Material Adverse Effect means, with respect to the Company, (a) any effect which is or could reasonably be expected to be material and adversely affect the validity in respect of the Company, performance by the Company, or enforceability against the Company or its properties, of any of the terms of this Agreement or any other Transaction Document, or (b) any effect which is or could reasonably be expected to be material and adversely affect the financial condition, property, Business Assets, or business operations of the Company, including any event or circumstance that alone, or when taken together with other events or circumstances, could reasonably be expected to result in a material loss to the Company.

Material Contract has the meaning given such term in Section 6.7.

Maturity Date has the meaning given such term in Section 3.2(b).

Net Proceeds means any and all proceeds of any Collateral and IP Collateral, including, without limitation, any proceeds realized from any collection, sale or other disposition of any Collateral or IP Collateral or from any set-off, deduction or counterclaim or Enforcement action, or from insurance proceeds.

Note or Notes have the meaning given such term in Recital B. The Notes shall be in the form of Exhibit A. properly completed, signed, dated, and delivered at the Closing.

Obligations means all present and future indebtedness, obligations, and liabilities, and all renewals and extensions thereof, or any part thereof, now or hereafter owed to Purchasers by the Company, arising from, by virtue of, or pursuant to this Agreement, the Notes, or any other Transaction Document, together with all interest accruing thereon and reasonable costs, expenses, and attorneys’ fees incurred in the enforcement or collection thereof, whether such indebtedness, obligations, and liabilities are direct, indirect, fixed, contingent, liquidated, unliquidated, joint, several, or joint and several, or were, prior to acquisition thereof by Purchasers, owed to some other Person.

Occupational Safety and Health Law means any Law designed to provide safe and healthful working conditions and reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

Order means any order, award, decision, opinion, decree, injunction, judgment, ruling, subpoena, or verdict entered, made, or rendered by any Governmental Authority.

Ordinary Course of Business means action taken by a Person if (and only if): (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (b) such action is not required to be authorized by the board of directors or board of managers of such Person (or by any Person or group of Persons exercising similar authority).

Organizational Documents means, as to any Person that is an entity, (a) the articles of incorporation, certificate of incorporation, or certificate of formation and bylaws, or other equivalent documents, if such Person is a corporation, (b) the articles of organization or certificate of formation and regulations, operating agreement, or company agreement, or other equivalent documents, if such Person is a limited liability company, (c) the certificate of limited partnership or certificate of formation and

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agreement of limited partnership, or other equivalent documents, if such Person is a limited partnership, (d) the agreement of partnership, or other equivalent documents, if such Person is a general partnership, or (e) the organizational documents or governing documents of any other entity, and (f) any amendments to any of such organizational or governing documents.

Party has the meaning given such term in the introductory paragraph of this Agreement.

Permitted Liens has the meaning given such term in Section 6.15.

Person means any natural person, firm, partnership, joint venture, association, corporation, limited liability company, trust, Governmental Authority, or other legal entity.

Potential Default means an event or circumstance which, with the giving of notice or the passage of time (or both), would become a Default.

Principal Debt of any Note means, at a point in time, the aggregate unpaid principal balance of all Advances made with respect to such Note.

Principal Office means, as to any Purchaser, the principal office of such Purchaser as set forth in the schedules of the Security Agreement.

Purchasers has the meaning given such term in the introductory paragraph of this Agreement.

Purchaser Liens means Liens in favor of Purchasers securing all or any of the Obligations, including, but without limitation, Rights in any Collateral or IP Collateral created in favor of Purchasers, whether pursuant to the Security Agreement, or by mortgage, pledge, hypothecation, assignment, transfer, or other granting or creation of Liens.

Representative means, with respect to a particular Person, any shareholder, partner, joint venturer, member, director, manager, officer, employee, agent, consultant, advisor, or other representative of such Person, including attorneys, accountants, and financial advisors.

Required Purchasers means, as of the date of any determination, Fund I and Fund II, their successors or assigns.

Rights mean legal and equitable rights, remedies, powers, privileges, and benefits.

Securities Act means the Securities Act of 1933, as amended, or any successor Law, and regulations and rules issued pursuant to the Securities Act of 1933, or any successor Law.

Security Agreement means a security agreement in the form of Exhibit B, properly completed, signed, dated, and delivered by the Company.

Subsidiary means, at a point in time, any Person of which an aggregate of 50% or more of the Equity Interests, of any class or classes (or equivalent interests), is owned of record or beneficially, directly or indirectly, by another Person and/or any of its Subsidiaries, if the holders of the Equity Interests of such class or classes (or equivalent interests) (a) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors or managers (or individuals performing similar functions) of such Person, even though the Right so to vote has been suspended by the happening of such a contingency, or (b) are entitled, as such holders, to vote for the election of a majority of the directors or managers (or individuals performing similar functions) of such Person, whether or not the Right so to vote exists by reason of the happening of a contingency.

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Tax means any tax, assessment, fee, levy, impost, duty, deduction, withholding, or other charge of any nature whatsoever from time to time or at any time imposed by any Laws or by any Governmental Authority.

Tax Return means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Law relating to any Tax.

Transactions means the loan of up to the Aggregate Committed Sum to the Company by Purchasers and the purchase of the Notes from the Company by Purchasers, and the borrowing of up to the Aggregate Committed Sum from Purchasers by the Company and the issuance and sale of the Notes to Purchasers by the Company, and includes the execution, delivery, and performance by the Parties (and other Persons who are parties thereto) of this Agreement, the Note, and the other Transaction Documents.

Transaction Documents means this Agreement, the Notes, the Security Agreement, the Closing Certificate, any Deposit Account Control Agreement and Collateral Access Agreement, and all other documents at any time executed and delivered in connection with the Transactions including, as applicable, any Copyright Security Agreements, Patent Security Agreements, or Trademark Security Agreements.

1.2 Number and Gender of Words. Whenever in this Agreement the singular number is used, the same shall include the plural where appropriate and vice versa, and words of any gender shall include each other gender where appropriate.

ARTICLE TWO

AUTHORIZATION, ISSUANCE, AND SALE OF THE NOTES

2.1 Authorization of the Notes. The Company has authorized the issuance and sale to each Purchaser of a Note in the stated principal amount set forth in the following table (which amount represents the Aggregate Committed Sum of Purchasers) to be issued, sold, and delivered to Purchaser at the Closing:

Purchaser	Note
Fund I	$1,000,000.00
Fund II	$1,500,000.00
Total	$2,500,000.00

2.2 Sale and Purchase of the Notes. The Notes will be issued and sold to Purchasers by the Company, and purchased by Purchasers from the Company, at the Closing.

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ARTICLE THREE

FORM AND TERMS OF THE NOTE

3.1 Form of the Notes. The Notes will be in the form of Exhibit A, properly completed, signed, dated, and delivered by the Company to Purchasers.

3.2 Payments. The outstanding Principal Debt of, and accrued but unpaid interest on, the Note will be due and payable as follows:

(a) Interest will be due and payable as it accrues monthly in arrears beginning on the first day of the month immediately following the Closing Date, and continuing on the first day of each consecutive month thereafter until the Maturity Date.

(b) All unpaid Principal Debt and accrued and unpaid interest, together with all other amounts owing under the Note will be due and payable in full on the date that is two years after the Closing Date (the “Maturity Date”).

(c) Each payment on the Obligations that is due and payable to Purchasers must be paid to Purchasers in accordance with instructions from Purchasers and at such place and in such other manner as Purchasers designate. In any case where a payment of principal of or interest on the Obligations is due on a day which is not a Business Day, the Company will be entitled to delay such payment until the next succeeding Business Day, but interest shall continue to accrue until the payment is in fact made.

(d) All payments of interest shall be calculated on the basis of actual number of days elapsed, but computed as if each calendar year consisted of 360 days.

3.3 Interest. The outstanding principal balance of the Notes from day to day shall bear interest, compounded annually to the extent not paid, at a rate equal to the lesser of (a) the Base Rate, or (b) the Highest Lawful Rate. Notwithstanding the foregoing, if at any time the Base Rate exceeds the Highest Lawful Rate, the rate of interest on each Note shall be limited to the Highest Lawful Rate. All past-due principal and accrued interest thereon shall bear interest at the lesser of (i) the Base Rate plus five percent (5%) per annum or (ii) the Highest Lawful Rate from maturity (stated or by acceleration) until paid.

3.4 Mandatory Prepayments. Upon the occurrence of any of the following events, the Company shall be required immediately to pay the Obligations in full: (a) a Change of Control; (b) completion of an initial public offering of Equity Interests by the Company; or (c) the sale, lease, license (other than licenses to customers of the Company in the ordinary course of business) or other disposition of the IP Collateral by the Company. In the event the Company closes an Equity Financing within six (6) months after the Closing Date, then the Company shall be required to pay, within the twelve (12) month period after the closing of such Equity Financing, at least fifty percent (50%) of the total amount of Principal Debt that was outstanding under the Notes as of the closing of such Equity Financing.

3.5 Voluntary Prepayments. The Company shall be entitled to voluntarily prepay the Principal Debt of the Note from time to time and at any time, in whole or in part, subject to the following conditions: (a) all accrued interest and any and all fees and other sums payable to Purchaser hereunder and under the Note shall be paid to the date of such prepayment; and (b) the amount of Principal Debt prepaid must not be less than $10,000.00.

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3.6 Order of Application. Except as otherwise provided in the Transaction Documents, all payments and prepayments of the Obligations, including proceeds of any of the Collateral or IP Collateral, shall be applied by Purchasers to the Obligations in the order and manner determined by Purchasers, in their discretion.

3.7 Collateral. To secure full and complete payment and performance of the Obligations, the Company will execute and deliver the Security Agreement to Purchasers at the Closing. Upon the terms set forth in the Security Agreement, the Company will grant, convey, and create valid, first, and prior Purchaser Liens in, to, and on all of the Collateral in favor of Purchasers, as well as a springing Lien on the Company’s IP Collateral. The Company will take all reasonable actions requested by Purchasers to perfect the Purchaser Liens in, to, and on the Collateral and IP Collateral, including, but without limitation, the filing of financing statements in such jurisdictions as designated by Purchasers.

ARTICLE FOUR

[INTENTIONALLY OMITTED]

ARTICLE FIVE

CLOSING; DELIVERY

5.1 The Closing. The issuance and sale of the Notes to Purchasers by the Company, and the purchase of the Notes from the Company by Purchasers, will be effected at a closing (the “Closing”) to be held on such date and at such location as the Company and Purchaser shall mutually determine (the date of the Closing is herein called the “Closing Date”). At the Closing, but subject to the satisfaction of the conditions precedent to their obligations hereunder, the Company and Purchasers will consummate the sale and purchase of the Notes as contemplated by this Agreement, and at the Closing the actions described in Section 5.2 will be taken.

5.2 Actions to be Taken at the Closing. At the Closing:

(a) The Company will deliver a Closing Certificate to Purchasers;

(b) Purchasers will advance the Aggregate Committed Sum to the Company in the form of a cashier’s check or by wire transfer of funds in accordance with the following instructions:

WhiteGlove House Call Health

Bank of America, New York, NY

Account No. 005774319611

ABA No. 026009593

(c) The Company will deliver to Purchasers duly executed Notes;

(d) The Company will deliver to Purchasers, and Purchasers will deliver to the Company, a duly executed Security Agreement;

(e) The Company will deliver all Consents required to be obtained from, and notices required to be provided to, third-Persons necessary for the consummation of the sale and purchase of the Notes, if any;

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(f) All reasonable fees and expenses of Purchasers (including reasonable legal fees) that are to be paid in connection with the Closing as provided in this Agreement or in any other Transaction Document will be paid by the Company (up to a cap of $10,000); and

(g) The Company will take all other actions reasonably requested by Purchasers to assure the perfection and priority of the Purchaser Liens in and to the Collateral and the IP Collateral (in each case as set forth in the Security Agreement, including but not limited to the perfection and priority of the Purchaser Liens in the IP Collateral which shall not attach until a Trigger Event (as defined therein)), or otherwise.

ARTICLE SIX

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to (and, to the extent set forth in this Article Six, covenants with) Purchasers that the statements made in this Article Six are true and correct as of the Closing Date, except as specifically set forth in the Disclosure Schedule or except as such statements specifically reference another date.

6.1 Organization, Existence, and Standing; Organizational Documents. The Company is a corporation duly organized and validly existing under the Laws of the State of Texas. The Company possesses all requisite legal power, authority, licenses, permits, and franchises, including all Governmental Approvals, to own and operate its properties and assets, and to conduct its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties. The Company has furnished Purchaser with true, correct, and complete copies of the Organizational Documents of the Company, as presently in effect.

6.2 Legal Power and Authority. The Company has all requisite legal power and authority to enter into, execute, and deliver this Agreement and each other Transaction Document to which the Company is, or is to be, a party; and the Company has all requisite legal power and authority to borrow the Aggregate Committed Sum and issue the Notes pursuant to this Agreement, to carry out and perform any and all other agreements and obligations of the Company contemplated by this Agreement and any other Transaction Document. The Notes, when issued and delivered by the Company against payment therefor in accordance with this Agreement, will be duly and validly issued, and will be free of any Liens (other than Permitted Liens and restrictions on transferability under the Securities Act and all other applicable federal and state securities Laws). Assuming the accuracy of the representations and warranties made by Purchasers in Article Seven, the issuance and delivery of the Notes to Purchasers will be exempt from registration under, and will be in compliance with, the Securities Act and all other applicable federal and state securities Laws.

6.3 Authorization. All action on the part of the Company and its shareholders, officers, and directors, necessary for the authorization, execution, delivery, and performance by the Company of this Agreement and the Transaction Documents to which the Company is, or is to be, a party, for the consummation of the Transactions, including the authorization, issuance, and delivery by the Company of the Notes, have been taken. This Agreement constitutes and, when duly executed and delivered on behalf of the Company, each Transaction Document to which the Company is, or is to be, a party, will constitute, the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

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6.4 Subsidiaries. The Company has no Subsidiaries and does not own of record or beneficially any Equity Interest in any Person.

6.5 Capitalization.

(a) Section 6.5 of the Disclosure Schedule sets forth the authorized, issued, and outstanding capitalization of the Company as of the Closing Date, and all the issued and outstanding Equity Interests reflected therein have been duly authorized and validly issued and are fully paid and have been offered, issued, sold, and delivered by the Company in compliance with the Securities Act and all other applicable state and federal securities Laws.

(b) Section 6.5 of the Disclosure Schedule sets forth all outstanding options, warrants, Rights (including conversion and preemptive Rights), or agreements for the purchase or acquisition from the Company of any Equity Interests. Except as set forth herein, the Company is not obligated in any manner to issue any Equity Interests.

6.6 Outstanding Debt. Except for the debts set forth in the Current Financials or in Section 6.6 of the Disclosure Schedule, the Company has no outstanding Debt in excess of $10,000 individually or $50,000 in the aggregate, including any indebtedness for borrowed money, and is not a guarantor or indemnitor or otherwise contingently liable for any Debt (including liability by way of agreement, contingent or otherwise, to purchase, provide funds for payment, supply funds, or otherwise invest in any debtor or otherwise to insure any creditor against loss) of any other Person.

6.7 Material Contracts and Other Commitments.

(a) Section 6.7 of the Disclosure Schedule lists the following Contracts to which the Company is a party or by which it is bound (collectively, the “Material Contracts”): (i) each Contract that requires future expenditures by the Company in excess of $25,000.00 singularly, or $100,000.00 in the aggregate, or that could reasonably be expected to result in payments to the Company in excess of $25,000.00 singularly, or $100,000.00 in the aggregate; (ii) the financing documents executed in connection with the issuance and sale of the Company’s Series C Preferred Stock; (iii) each Contract providing for rental of real property by the Company from any Person; and (iv) each Contract relating to Intellectual Property Rights other than any license of the Company’s products or services to its customers in the Ordinary Course of Business.

(b) True and correct copies of the Material Contracts listed in Section 6.7 of the Disclosure Schedule have been made available by the Company to Purchasers for review. All such Material Contracts are in full force and effect and (i) the Company and, to the Knowledge of the Company each other party to such Material Contracts, have in all material respects performed all obligations to be performed by them and are not in default thereunder in any material respect, (ii) no notice of cancellation has been received by the Company with respect to any such Material Contract, and (iii) no material outstanding disputes have arisen under any such Material Contract. Moreover, to the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) is likely to contravene, conflict with, or result in a material violation or material breach of, or give the Company or any other Person the Right to declare a default or exercise a remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract, and the Company has not given to or received from any other Person any notice or communication (whether written or oral) regarding any actual, alleged, possible, or potential material violation or material breach of, or default under, any Material Contract. A true and correct copy of all employment/noncompetition agreements between Robert A. Fabbio and the Company have been delivered to Purchaser.

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(c) Except as set forth in Section 6.7 of the Disclosure Schedule, the Company has not at any time (i) authorized, declared, or made any Distributions, (ii) made any loans or advances to any Person, other than ordinary advances for travel and business expenses made in the Ordinary Course of Business, (iii) sold, exchanged, or otherwise disposed of any of its material Business Assets or Rights except for such transactions in the Ordinary Course of Business, or (iv) agreed to do any of the foregoing.

(d) The Company is not a party to or bound by any Contract or subject to any restriction under its Organizational Documents that adversely affects in any material respect the Business as now conducted or as proposed to be conducted, or the Company’s properties, financial condition, or prospects.

(e) The Company has not entered into any Contract (i) with any Person regarding the consolidation or merger of the Company with or into any such Person, (ii) with any Person regarding the sale, conveyance, or disposition of all or substantially all of the Business Assets or a transaction or series of related transactions in which more than 50% of the voting power of the Company would be transferred or disposed of, (iii) with any Person regarding any other form of liquidation, dissolution, or winding up of the Company, or (iv) with any Person, other than Purchaser, regarding the sale of promissory notes (whether similar to or dissimilar from the Note) or other debt instruments of the Company.

6.8 Compliance with Other Instruments; No Conflicts. The Company is not in violation of any term of its Organizational Documents, nor, to the Company’s Knowledge, in any material respect, of any term of any Contract, license, permit, Governmental Approval, Order, or Law to which the Company is subject or bound. The execution, delivery, and performance by the Company of this Agreement and the Transaction Documents to which the Company is, or is to be, a party, and the consummation of the Transactions, including the issuance, sale, and delivery by the Company of the Note, will not contravene or conflict with any provision of the Organizational Documents of the Company or, to Company’s Knowledge, any Contract, license, permit, Governmental Approval, Order, or Law to which the Company is bound, or result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, a default under any such provision, or in the creation of any Lien upon any assets of the Company, or in the suspension, revocation, impairment, forfeiture, or non-renewal of any material permit, including any Governmental Approval, applicable to the Company, the Business, or the Business Assets.

6.9 Partners, Shareholders, Directors, and Officers; Conflicts of Interest. Except as described in Section 6.9 of the Disclosure Schedule, no partner, shareholder, director, officer, or employee of, or consultant to, the Company or member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them, other than for business-related travel, relocation, and other expenses that are advanced and reimbursed in the Ordinary Course of Business, Except for supply contracts in which the Company’s purchase obligation is less than $10,000.00, singly or in the aggregate, none of the directors, managers or officers of, or, to the Knowledge of the Company, Equity Interest holders of, employees of or consultants to, the Company, has, individually or collectively, a material interest in any Person that is a competitor, customer, or supplier of (or has any existing contractual relationship with) the Company.

6.10 Current Financials. The Company has delivered the Current Financials to Purchaser. The Current Financials have been prepared on a consistent basis throughout the periods indicated. The Current Financials fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein. Except as set forth in the Current Financials or in Section 6.6 of the Disclosure Schedule, the Company has no Debts, contingent or

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otherwise, in excess of $10,000 individually or $50,000 in the aggregate, other than (i) nonmaterial Debts incurred in the Ordinary Course of Business of the Company subsequent to the date of the Current Financials, and (ii) obligations under contracts and commitments incurred in the Ordinary Course of Business and not reflected in the Current Financials, which, in both cases, individually or in the aggregate, are not material to the Business as now conducted or as proposed to be conducted, or to the Company’s properties, financial condition, or prospects.

6.11 Changes. Since December 31, 2010, there has not been:

(a) any change in the assets, liabilities, financial condition, or operating results of the Company from that reflected in the Current Financials, except changes in the Ordinary Course of Business that have not had and are not expected to have a Material Adverse Effect;

(b) any damage, destruction, or loss, whether or not covered by insurance, adversely affecting the Business as now conducted or as proposed to be conducted, or the Company’s properties, financial condition, or prospects;

(c) any waiver or compromise by the Company of a materially valuable Right or of a material Debt owed to it;

(d) any satisfaction or discharge of any Lien or payment of any obligation by the Company, except in the Ordinary Course of Business and that is not material to the Business as now conducted or as proposed to be conducted, or to the Company’s properties, financial condition, or prospects;

(e) any material change to a Material Contract;

(f) any sale, assignment, or transfer of any patents, licenses, trademarks, copyrights, trade secrets, or other Intellectual Property Rights;

(g) any death, permanent disability, loss of capacity, resignation, or termination of employment of any key officer or key employee of the Company, and the Company has no Knowledge of any impending resignation or termination of any such officer or key employee;

(h) receipt of notice that there has been a loss of, or material order cancellation by, any key, material and/or significant customer of the Company;

(i) any Lien created by the Company with respect to any of the Business Assets, except for Permitted Liens;

(j) any declaration, setting aside, or payment of any Distribution in respect of any of the Company’s Equity Interests, expressly including any direct or indirect redemption, purchase, or other acquisition of any Equity Interests by the Company, or any material change in any compensation or fee arrangement or agreement with an employee, officer, director, manager, shareholder, member, partner, consultant, or advisor; or

(k) any arrangement or commitment by the Company to do any of the above items described in this Section 6.11.

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6.12 Litigation. Except for Litigation listed and described in reasonable detail in Schedule 6.12 of the Disclosure Schedule, if any, there is no Litigation pending or, to the Company’s Knowledge, threatened against the Company, including any litigation that questions the validity of this Agreement or any Transaction Document or the Right of the Company to enter into this Agreement or any Transaction Document, or to consummate the Transactions, or that could reasonably be expected to have, either individually or in the aggregate, in a Material Adverse Effect on the Business, Business Assets, prospects, or financial condition of the Company, or in any material change in the current ownership of the Equity Interests of the Company. The Company is not a party to or named in or subject to any Order. There is no Litigation by the Company currently pending or that the Company currently intends to initiate. Furthermore, there is no Litigation pending or threatened against or, to the Company’s Knowledge, threatened by any customer of the Company regarding the Company’s products or services nor has any customer sought indemnification from the Company for any reason.

6.13 Consents. No Consent of, or filing with, any Governmental Authority is required in connection with the Company’s valid execution, delivery, or performance of this Agreement, or the issuance or delivery of the Notes by the Company, or the consummation of any other transaction contemplated on the part of the Company hereby, except filings required pursuant to applicable federal and state securities Laws and blue sky Laws.

6.14 Compliance with Laws. The Company has not violated any Law, including any Environmental Law, which violation could reasonably be expected to have a Material Adverse Effect, and the Company has not received notice of any such violation.

6.15 Title to Properties: Liens and Encumbrances. The Company has good and marketable title to all its properties and assets and has good and valid title to all its leasehold interests, in each case subject to no Lien, except (a) the Purchaser Liens, (b) Inchoate Liens, (c) Liens securing any purchase money obligation if such Liens do not encumber any property other than the property for which such purchase money obligation was incurred, (d) Liens related to any capitalized lease if such Liens encumber only the property demised by such lease, and (e) the Liens described in Section 6.15 of the Disclosure Schedule (collectively, the “Permitted Liens”).

6.16 Intellectual Property Rights. Except as set forth in Section 6.16 of the Disclosure Schedule, the Company owns, or possesses licenses or other Rights to use, all Intellectual Property Rights necessary for the conduct of the Business as currently conducted and as intended to be conducted in the future. Set forth in Section 6.16 of the Disclosure Schedule is a complete list and reasonably detailed description of all currently used patents, trademarks, names, copyright registrations, and patent or trademark licenses, and Intellectual Property the Company owns, possesses, or otherwise has a Right to use. No licenses, sublicenses, covenants, or agreements have been granted or entered into by the Company in respect of the items listed in Section 6.16 of the Disclosure Schedule except as noted therein. Except as set forth in Section 6.16 of the Disclosure Schedule, the Company has not received any notice of infringement, misappropriation, or conflict from any other Person with respect to such Intellectual Property Rights and the conduct of the Business has not infringed, misappropriated, or otherwise conflicted with any Intellectual Property Rights of any such Person. The Company has not given indemnification for patent, trademark, service mark, or copyright infringements except to licensees or customers in the Ordinary Course of Business. All of the Intellectual Property Rights that are, and on the Closing Date will be, owned by the Company are owned free and clear of all Liens. All Intellectual Property Rights that are licensed by the Company from third-Persons are licensed pursuant to valid and subsisting license agreements and such interests are not subject to any Liens other than those under the applicable license agreements. The consummation of the Transactions will not result in the loss of any Intellectual Property Rights and will not conflict with, or constitute a breach, violation, or termination of, any agreement or understanding, whether written or otherwise, relating to any Intellectual Property Rights necessary for the conduct of the Business as currently conducted or as intended to be conducted in the future.

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6.17 Equipment. All items of the Company’s Equipment are believed by the Company to be in good operating condition and repair, and are adequate for the uses to which they are put, and none of such Equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Company’s Equipment is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing. Section 6.17 of the Disclosure Schedule contains a true, correct and complete list of all vehicles owned by the Company.

6.18 Employee Benefit Plans. The Company does not have an “employee benefit plan,” as defined in ERISA. The Company is not, and was not at any time, obligated to contribute to any employee pension benefit plan that is or was a “multi-employer plan,” as defined in ERISA.

6.19 Tax Returns and Payments. The Company has timely filed all Tax Returns as required by applicable Laws. All such Tax Returns are true and correct. The Company, as applicable, has paid all Taxes due, except those contested by it in good faith. The provision for Taxes reflected in the Current Financials is adequate for Taxes due or accrued as of the dates thereof. The Company has not had any Tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any Tax. None of the Company’s federal income Tax Returns and none of its state income or franchise Tax Returns or sales or use Tax Returns have ever been audited by Governmental Authorities. Since the date of the Current Financials, the Company has made adequate provision on its books of account for all Taxes with respect to its business, properties, and operations for such period. The Company has withheld or collected from each payment made to each of its employees the amount of Taxes, including, but not limited to, federal income Taxes, Federal Insurance Contribution Act Taxes, and Federal Unemployment Tax Act Taxes, required to be withheld or collected therefrom, and has paid the same to the proper Tax receiving officers or authorized depositaries.

6.20 Insurance. The Company maintains valid policies of insurance with respect to the Business and the Business Assets that, in the opinion of the Company, is appropriate for the Business and the Business Assets. Copies of these policies of insurance have been made available to Purchaser. With respect to each such insurance policy: (i) the policy is in full force and effect; (ii) the Company is not in breach or default (including with respect to the payment of premiums or the giving of notices), and, to Company’s Knowledge, no event has occurred which, with notice or the lapse of time, or both, would constitute such a breach or default or permit termination, cancellation, modification, or denial of coverage under the policy; and (iii) no party to the policy has repudiated any of its provisions. There are no pending work related injuries with respect to the Company or any of its employees.

6.21 Labor Agreements and Actions. Neither the Company nor its employees is bound by or subject to (and none of the Business Assets is bound by or subject to) any written or oral, express or implied, Contract with any labor union, and, to the Knowledge of the Company, no labor union has requested or has sought to represent any of the employees, representatives, or agents of the Company. The Company has not entered into any collective bargaining agreement covering any of its employees. There is no strike, no labor dispute involving the Company pending or, to the Knowledge of the Company, threatened, nor any labor organization activity involving the Company’s employees.

6.22 Employees. To the Knowledge of the Company, no employee of the Company is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, proprietary Rights and/or assignment of inventions agreement, or any restrictive covenant to a former employer relating to the Right of any such employee to be employed by the Company because of the nature of the Business as conducted or as presently proposed to be conducted by the Company or to the use of trade secrets or proprietary information of others. There is neither pending nor, to the Knowledge of the Company, threatened, any Litigation with respect to any contract, agreement, covenant,

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or obligation referred to in the preceding sentence. No employee of the Company has been granted the Right to continued employment by the Company or to any material compensation following any termination of employment. The Company has not entered into any termination, separation, or severance agreement with any current or former employee, consultant, or individual. To the Knowledge of the Company, no officer, key employee, or any group of key employees intend to terminate his, her, or their-employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing.

6.23 Proprietary Information and Invention Assignment Agreements. All officers of the Company, and all employees of and consultants to the Company providing technical services or otherwise having access to confidential information relating to the Company’s Intellectual Property Rights, have executed, or prior to the Closing will have executed, and delivered to the Company an agreement that protects the Company from disclosure of any such confidential information, assures the Company’s ownership of inventions made by such officers, employees and consultants, and which contains reasonable non-compete provisions.

6.24 Occupational Safety and Health Laws. To the Knowledge of the Company, The Company is not in violation of any Occupational Health and Safety Law, and no material expenditures are or will be required in order to comply with any such existing Law.

6.25 Qualified Business.

(a) The Company is headquartered in Texas and has its principal business operations in Texas.

(b) At all times while any portion of the Obligations remain outstanding, the Company intends to act in good faith to take all reasonable actions necessary or desirable to maintain its headquarters and principal business operations in Texas.

(c) The Company does not have more than 100 employees and at least 80% of its employees reside in Texas or at least 80% of its payroll is paid to Texas residents.

(d) The Company does not incur more than 20% of its expenses and does not receive more than 20% of its income from the provision of professional services by physicians.

6.26 Brokers and Finders. The Company has not retained and has no obligation to any investment banker, broker, consultant, advisor, or finder in connection with the Transactions, nor does the Company owe (and will not owe) any investment banking, broker’s, consulting, advisement, or finder’s fee or commission in connection with the Transactions.

6.27 Deposit Accounts. Section 6.27 of the Disclosure Schedule contains a list of all deposit accounts and security accounts held by or in the name of the Company including, with respect to each such account, the account number and the type of account.

6.28 Full Disclosure. This Agreement and the other Transaction Documents, together with the Current Financials and other documents delivered by the Company to Purchaser in connection herewith or with the Transactions contemplated hereby, when taken as a whole, do not contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

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ARTICLE SEVEN

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser hereby represents and warrants to the Company as follows:

7.1 Investment Representations of Purchaser.

(a) Purchaser understands that the Note has not been registered under the Securities Act or any state securities Laws and is being offered and sold pursuant to an exemption from registration contained in the Securities Act and any applicable state securities Laws based upon the representations of Purchaser contained herein, and Purchaser has no Knowledge of any action or omission, on the part of the Company or any other Person that would cause the offering, sale, issuance, and delivery of the Note to Purchaser to require registration under the Securities Act or any state securities Laws.

(b) Purchaser has no Knowledge of any public solicitation or advertisement of an offer in connection with the proposed issuance and sale of the Note.

(c) Purchaser is acquiring the Note to be issued and sold hereunder, for its own account for investment and not as a nominee and not with a view to the distribution thereof. Purchaser understands that it must bear the economic risk of this investment indefinitely unless the Note is registered pursuant to the Securities Act, or an exemption from such registration is available, and that the Company has no present intention of registering the Note. Purchaser further understands that there is no assurance that any exemption from the Securities Act will be available or, if available, that such exemption will allow Purchaser to dispose of or otherwise transfer the Note under the circumstances, in the amounts, or at the times Purchaser might propose.

(d) By reason of its business or financial experience, or that of its professional advisor, Purchaser has the capacity to protect its own interests in connection with the purchase of the Note hereunder and has the ability to bear the economic risk (including the risk of total loss) of its investment. Purchaser is an “accredited investor,” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act. Purchaser has such Knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Note.

(e) Purchaser understands and acknowledges that no public market now exists for any of the securities of the Company (including the Note) and that the Company has made no assurances that a public market will ever exist for the Company’s securities (including the Note).

(f) Purchaser acknowledges, represents, and warrants that it has been provided by the Company with such documents, information, and due diligence materials as it deems necessary in order to make an informed decision to purchase the Note, it has relied solely on its own investigation of the Company in making its decision to purchase the Note, and it has not relied on any other Person in making such investment decision.

(g) Purchaser acknowledges that any financial projections and proformas related to the future financial performance of the Company or the Business have been prepared on the basis of various assumptions and estimates which can neither be accurately predicted nor controlled by the Company.

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(h) Purchaser acknowledges that the Company has not provided to Purchaser any assurance or guarantee related to the future profitability of the Company or the Business or as to any return that Purchaser may realize on Purchaser’s investment in the Company (other than the return of principal and interest on the Note issued to Purchaser).

7.2 Legal Power and Authority. Purchaser has all requisite legal power and authority to enter into, execute, and deliver this Agreement and each other Transaction Document to which Purchaser is, or is to be, a party; and Purchaser has all requisite legal power and authority to lend to the Company Purchaser’s Aggregate Committed Sum, to purchase the Note, and to carry out and perform any and all agreements and obligations of Purchaser contemplated by this Agreement and any other Transaction Document to which Purchaser is, or is to be, a party.

7.3 Authorization. All action of the part of Purchaser, and Purchaser’s partners, shareholders, members, managers, and directors, necessary for the authorization, execution, delivery, and performance by Purchaser of this Agreement and the Transaction Documents to which Purchaser is, or is to be, a party, and for the consummation of the Transactions by Purchaser, including the purchase by Purchaser of the Note, has been or will be taken prior to or at the Closing. This Agreement constitutes and, when duly executed and delivered on behalf of Purchaser, each Transaction Document to which Purchaser is, or is to be, a Party, will constitute, the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, subject only to the application of Debtor Relief Laws.

7.4 No Conflicts. The execution, delivery, and performance by Purchaser of this Agreement and the Transaction Documents to which Purchaser is, or is to be, a party, and the consummation of the Transactions by Purchaser, including the purchase by Purchaser of the Note, will not contravene or conflict with, or result in violation of or be in conflict with any provision of the Organizational Documents of Purchaser or in material conflict with any Contract, license, permit, Governmental Approval, Order, or Law to which Purchaser is bound.

7.5 Brokers or Finders. Purchaser has not engaged any brokers, finders, or agents, and Purchaser has not incurred, or will not incur, directly or indirectly, as a result of any action taken by Purchaser, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the Transactions.

ARTICLE EIGHT

CONDITIONS TO THE OBLIGATIONS OF PURCHASER

8.1 Purchasers’ Closing Conditions. The obligation of Purchasers to purchase the Notes intended to be purchased by Purchasers and to complete the matters to be completed by Purchasers at the Closing is subject to the fulfillment to Purchasers’ satisfaction (or the waiver by Purchasers) on or prior to the Closing Date of each of the following conditions:

(a) On the Closing Date, the representations and warranties made by the Company in Article Six shall be true and correct when made and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date;

(b) The actions to be taken at the Closing described in Section 5.2, including, but without limitation, the execution and delivery of the Transaction Documents by all parties thereto, shall have been, or at the Closing shall be, taken.

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(c) All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing Date shall have been performed or complied with in all respects;

(d) On the Closing Date, the Company shall have (i) obtained all Consents, if any, necessary to execute, deliver, and perform this Agreement and the other Transaction Documents, and any other agreements or instruments contemplated herein and therein, to issue and sell the Note and to carry out the Transactions contemplated hereby and thereby and (ii) delivered evidence thereof to Purchaser;

(e) All Governmental Approvals, if any, of any Governmental Authority that are required in connection with the lawful and valid issuance of the Notes pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing Date;

(f) At the Closing, certificates, as of the most recent practicable dates, as to the existence and good standing of the Company issued by the Secretary of State of the State of Texas and each other jurisdiction (domestic and foreign) in which the Company is authorized to transact business, shall have been delivered to Purchaser;

(g) All legal and other proceedings in connection with the Transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Purchasers, and Purchasers shall have received all counterpart original and certified or other copies of such documents as it reasonably may request; and

(h) On the Closing Date, no Litigation shall have been instituted or to the Knowledge of Company, threatened by or before any Governmental Authority that challenges, or would seek to challenge, the validity or legality of the Transactions contemplated by this Agreement.

ARTICLE NINE

CONDITIONS TO THE OBLIGATIONS OF THE COMPANY

9.1 Company’s Closing Conditions. The Company’s obligation to issue and sell the Notes to Purchasers at the Closing is subject to the fulfillment to its satisfaction (or the waiver by the Company) on or prior to the Closing Date of each of the following conditions:

(a) Representations. The representations and warranties made by Purchasers in Article Seven shall be true and correct when made and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date.

(b) Actions to be Taken at the Closing. The actions to be taken at the Closing described in Section 5.2, including, but without limitation, the execution and delivery of the applicable Transaction Documents by Purchasers, shall have been, or at the Closing shall be, taken.

(c) Waivers and Consents. The Company shall have received all required (if any) waivers and consents in connection with the transactions contemplated by this Agreement.

(d) Governmental Approvals. All Governmental Approvals, if any, of any Governmental Authority that are required in connection with the lawful and valid purchase of the Notes pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing Date.

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ARTICLE TEN

COVENANTS OF THE COMPANY

The Company hereby covenants and agrees with Purchasers as follows:

10.1 Use of Proceeds. The Company acknowledges that Purchasers are investing in the Notes with the expectation that the proceeds from the sale and issuance of the Notes will be used for growth and expansion of the Company and development of the Business. Accordingly, the Company agrees that the proceeds from the sale and issuance of the Notes will be used for growth and expansion of the Company and development of the Business.

10.2 Financial and Other Information. The Company will furnish the following reports to Purchaser:

(a) As soon as practicable after the end of each fiscal year of the Company, beginning with the fiscal year ended December 31, 2010, and in any event within 120 days thereafter, an audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year, and audited consolidated statements of income and cash flows of the Company and its Subsidiaries for such year, prepared in accordance with GAAP, all in reasonable detail, certified by an independent public accountant selected by the Company and acceptable to Purchaser in its reasonable discretion.

(b) As soon as practicable after the end of each month and in any event within 30 days thereafter, a consolidated balance sheet of the Company and its Subsidiaries, if any, as of the end of such month, and consolidated statements of income and cash flows (including a statement of net income for such month) of the Company and its Subsidiaries, if any, for such month, prepared in accordance with GAAP, subject to changes resulting from year-end audit adjustments and the absence of notes, all in reasonable detail;

(c) No more than 30 days prior to the end of each fiscal year of the Company, a comprehensive operating budget forecasting the revenues, expenses, cash position, and net income of the Company and its Subsidiaries, if any, on a month-to-month, and quarter-to-quarter, basis for the upcoming fiscal year;

(d) As soon as practicable after the end of each calendar quarter, and in any event within 15 days thereafter, a compliance certificate in form and substance satisfactory to Purchaser certifying compliance with the membership covenant set forth in Section 10.14 below, or specifying the details of any failure of the Company to satisfy such membership covenant;

(e) Promptly after the preparation thereof, true copies of all reports, statements, documents, plans, and other material communications furnished by or on behalf of the Company to its Board, to its shareholders, or to any Governmental Authority, including, but not limited to, the Commission; provided that Purchasers shall (and hereby do) agree to hold in confidence and trust all information so provided; and provided further that the Company reserves the right to exclude such individuals from access to any of such materials or portions thereof if (i) the Board of Directors believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege or confidential information or (ii) a majority of the directors of the Company reasonably believes that such access would or could materially impair the due consideration by the Board of Directors of any specific matter (such materials or portions thereof, “Excluded Materials”).

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(f) Notice, promptly after the Company has Knowledge of, (i) the existence and status of any Litigation with respect to the Company which could, in the event of an unfavorable outcome, have a Material Adverse Effect, (ii) any change in any material fact or circumstance represented or warranted by the Company in any of the Transaction Documents, or (iii) a Default or Potential Default, specifying the nature thereof and what action the Company has taken, is taking, and/or proposes to take with respect thereto;

(g) Promptly upon request by Purchasers, such information (not otherwise required to be furnished under the Transaction Documents) respecting the business affairs, assets, and liabilities of the Company, and such opinions, certifications, and documents, in addition to those mentioned in this Agreement, as Purchaser reasonably may request, provided that the Company shall not be required to furnish Excluded Materials;

(h) Promptly upon request by Purchasers, such compliance affidavits and such other documentation as the Purchasers shall request in order to comply with the CAPCO Laws and any related audits with respect thereto; and

(i) Such other information relating to the financial condition, business, prospects, or affairs of the Company and its Subsidiaries, if any, as Purchasers from time to time reasonably shall request, and (whether or not requested) as soon as practicable after transmission or occurrence (but in any event within 10 days) of copies of Consents and Orders, provided that the Company shall not be required to furnish Excluded Materials.

10.3 Inspection. The Company will permit Purchasers, at Purchasers’ expense, to visit and inspect the Company’s properties, to examine its books of account, minute book, and other records, and to discuss the Company’s affairs, finances, and accounts with its officers and accountants, all at such reasonable times as may be requested by Purchasers.

10.4 Intellectual Property Rights. In the conduct of its current or future business operations, the Company will not take any action that it knows or reasonably should know will infringe on the intellectual property Rights of others.

10.5 Independent Accountants. The Company will retain independent public accountants reasonably acceptable to Purchasers who shall audit and certify the Company’s Financial Statements at the end of each fiscal year, beginning with the Company’s fiscal year ending December 31, 2010. In the event the services of the independent public accountants so selected, or any firm of independent public accountants hereafter employed by the Company, are terminated, the Company will promptly thereafter engage other independent public accountants reasonably acceptable to Purchasers.

10.6 Taxes. The Company shall promptly pay when due any and all Taxes due by the Company, except Taxes being contested in good faith by appropriate legal proceedings with respect to which the criteria for Permitted Liens have been satisfied, and the Company will not, directly or indirectly, use any portion of any Advance to pay the wages of employees unless a portion of the proceeds or other funds are also used to make timely payment to or deposit with the United States of America of all amounts of Tax required to be deducted and withheld with respect to such wages by the Company under the IRC.

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10.7 Expenses of Purchaser. The Company shall pay all reasonable costs, fees, and expenses paid or incurred by Purchasers incident to any of the Transaction Documents (including, but not limited to, fees for background checks and other due diligence, and the reasonable fees and expenses of counsel and consultants to Purchasers in connection with the negotiation, preparation, and execution of the Transaction Documents and any amendment, waiver, or consent with respect thereto, whether any Advance is ever made, and in connection with the making of any Advance) or in connection with the enforcement of the obligations of the Company or the exercise of any Rights (including, but not limited to, reasonable attorneys’ fees and court costs), all of which shall be a part of the Obligations; provided, however, that such expenses shall not exceed $10,000 in connection with the preparation of the Transaction Documents and the consummation of the Closing.

10.8 Maintenance of Existence, Assets, Business, and Insurance. The Company shall at all times maintain its existence and authority to transact business and good standing in its jurisdictions of organization and all other jurisdictions where the failure to so maintain might have a Material Adverse Effect; maintain all licenses, permits, and franchises necessary for the Business; maintain, preserve, protect, and keep all of the Business Assets, including Equipment and Inventory, in good working order and condition; make all necessary repairs and replacements; and maintain, or cause to be maintained, insurance with such insurers, in such amounts, and covering such risks (including the risk of business interruption), as shall be reasonably satisfactory to Purchasers. The Company shall, within thirty (30) days after Closing, cause Purchasers to be named as additional insured on all general liability and property and casualty insurance policies of the Company and cause Purchasers to be named as loss payee on all property and casualty insurance policies of the Company.

10.9 Maintenance of Priority of Purchaser Liens. The Company shall perform such acts and duly authorize, execute, acknowledge, deliver, file, and record such additional assignments, security agreements, deeds of trust, mortgages, and other agreements, documents, instruments, and certificates as Purchasers may reasonably deem necessary or appropriate in order to perfect and maintain the Liens in favor of Purchaser and preserve and protect the Rights of Purchasers.

10.10 Debt. The Company will not, directly or indirectly, create, incur, or suffer to exist any direct, indirect, fixed, or contingent liability for any Debt, other than the Obligations, except for trade payables incurred in the Ordinary Course of Business, equipment leases and any other non-bank Debt that is incurred in the Ordinary Course of Business.

10.11 Liens. The Company will not, directly or indirectly, (a) create, incur, or suffer or permit to be created or incurred or to exist any Lien upon any of the Business Assets except Permitted Liens, or (b) enter into or permit to exist any arrangement or agreement, other than existing arrangements or agreements and the Transaction Documents, which directly or indirectly prohibits the Company from creating or incurring any Lien on any of its assets. In the event the Company enters into any leases of real property or otherwise stores Collateral or IP Collateral with a third-Person, the Company shall notify Purchasers thereof in writing and will obtain and deliver a Collateral Access Agreement to Purchasers within thirty (30) days after entering into each such lease or arrangement.

10.12 Distributions. The Company will not make any Distributions without the prior written consent of Purchasers.

10.13 Transactions with Affiliates. The Company will not, directly or indirectly, enter into any transaction (including, but not limited to, the sale or exchange of property or the rendering of service) with any of its Affiliates, other than in the Ordinary Course of Business and upon fair and reasonable terms no less favorable than the Company could obtain or could become entitled to in an arm’s-length transaction with a Person which was not an Affiliate of the Company.

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10.14 Membership Covenant. For calendar year 2011, the total new activated memberships sold by the Company shall be greater than or equal to sixty-five percent (65%) of the new membership projections contained in the Operating Plan approved by the Company’s Board of Directors on December 21, 2010 (the “2011 Membership Level”). For subsequent calendar years, the total new activated memberships sold by the Company shall be the greater of (i) sixty-five percent (65%) the 2011 Membership Level or, (ii) sixty-five percent (65%) of the new membership projections contained in the Operating Plan relating to such calendar year and approved by the Board of Directors. Compliance with this Section 10.14 will be tested quarterly on a six (6) month rolling basis and the Company shall provide to Purchaser a compliance certificate following each calendar quarter as specified in Section 10.2 above.

10.15 Compliance with Laws and Documents. The Company will not, directly or indirectly, violate the provisions of any Laws, its Organizational Documents, or any Material Contract, if such violation alone, or when aggregated with all other such violations, could cause a Material Adverse Effect.

10.16 Fiscal Year and Accounting Methods. The Company will not change its fiscal year or method of accounting (other than immaterial changes in methods or changes required by the terms of this Agreement).

10.17 Assignment. The Company will not, directly or indirectly, assign or transfer, or attempt to do so, any of its Rights, duties, or obligations under any of the Transaction Documents.

10.18 CAPCO Covenants. The Company shall (i) remain headquartered in the State of Texas and maintain business operations in the State of Texas and not move its principal business operations from the State of Texas for a period of at least 90 days after the Closing Date, and (ii) use the proceeds of Advances only for the purposes contemplated by Section 10.1. Any breach of this Section 10.18 shall constitute an immediate Event of Default, and upon such breach, the Company shall immediately refund in full the amount borrowed hereunder and pay costs of enforcement to Purchasers.

10.19 Principal Place of Business. The Company shall not relocate its principal place of business from its current location within Texas until after the termination of this Agreement and all Obligations hereunder have been indefeasibly paid in full. For purposes of this Agreement, the Company shall be deemed to have relocated its principal business operations if more than 80% of its employees reside in another state or more than 80% of the Company’s payroll is paid to individuals living outside of Texas. Depository Banks. Notwithstanding any other provision herein to the contrary, the Company will not borrow any funds from any depository bank where the Company has or maintains a deposit or bank account of any kind without the prior written consent of Purchaser. The Company will at all times prior to repayment in full of the Obligations keep and maintain an account (the “Blocked Account”) in a depositary bank acceptable to Purchaser and which Blocked Account is at all times subject to a Deposit Account Control Agreement. The Company may open and maintain such other accounts with other banks as the Company desires so long as the Company provides written notice to Purchaser of all accounts opened including the name and contact information of the banks or financial institutions holding such accounts and the account numbers of such accounts; provided, however, that (i) if a Default has occurred and is continuing then the Company shall upon request of the Purchaser move all funds from other accounts to the Blocked Account, and (ii) if the balance of the Blocked Account at any time decreases below $1,500,000, then the Company shall (unless and until no further funds of the Company exist in other accounts) transfer sufficient funds from other accounts to the Blocked Account to cause the balance of the Blocked Account to exceed $1,500,000.

10.21 Change of Control. The Company will not enter into or undertake any Change of Control, or enter into any agreement to undertake any Change of Control, other than an Equity Financing, without the prior written consent of Purchaser.

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10.22 No Investments. The Company will not purchase any Equity Interests of any other Person without the prior written consent of Purchasers.

10.23 Non-Competition Agreements. The Company will cause any future management level personnel, employees, and officers of the Company to enter into a non-competition agreement in form and substance reasonably satisfactory to Purchasers promptly in connection with such person’s hiring.

10.24 Key Man Insurance. As long as any part of the Obligations remain outstanding, the Company shall maintain a key man life insurance policy on Robert A. Fabbio in the amount of at least $750,000 and with Purchasers named as the sole beneficiaries (“Key-Man Policy”).

10.25 Board Rights. So long as any part of the Obligations are outstanding to any Purchaser and/or any Purchaser owns any Equity Interest in the Company, each such Purchaser will have the Right to appoint one (1) representative as an observer of the Company’s board of directors. Any such board observer’s) shall execute a confidentiality agreement in form and substance reasonably acceptable to Purchasers and the Company. The Company shall invite such observer(s) to attend all meetings of the Board of Directors in a non-voting capacity and, in this respect, shall give such observer(s) copies of all notices, minutes, consents and other materials that it provides to its directors; provided that such observer(s) shall (and hereby does) agree to hold in confidence and trust all information so provided; and provided further that the Company reserves the right to exclude such individual from access to any of such materials or meetings or portions thereof if (i) the Board of Directors believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege or confidential information or (ii) a majority of the directors of the Company reasonably believes that such access would or could materially impair the due consideration by the Board of Directors of any specific matter. Upon reasonable notice and at a scheduled meeting of the board or such other time, if any, as the board may determine, the board observers, if applicable, may address the board with respect to concerns regarding significant business issues facing the Company.

10.26 Collateral Access Agreement. The Company shall use its best efforts to deliver to Purchasers, within thirty (30) days after Closing, an executed Collateral Access Agreement from any current landlords and lessors of the Company and from the owners of any property, warehouses, or locations where Collateral or IP Collateral is located or stored.

10.27 Deposit Account Control Agreement. The Company shall use its best efforts to deliver, and to cause the depositary bank to deliver, within fifteen (15) days after Closing, a duly executed Deposit Account Control Agreement for the Blocked Account, and Company shall deliver and cause the depositary bank to deliver, within thirty (30) days after Closing, a duly executed Deposit Account Control Agreement for the Blocked Account.

ARTICLE ELEVEN

DEFAULT AND REMEDIES

11.1 Default. The term “Default,” as used in this Agreement, means the occurrence of any one or more of the following events (including the passage of time, if any, specified therefor):

(a) The failure or refusal of the Company to timely pay principal of or interest on the Obligations, or any other amounts due in accordance with the terms of the Transaction Documents and such failure or refusal continues for 5 Business Days after written notice of such failure or refusal is provided to the Company; provided, however, that no such notice and cure period shall be required if notice has already been given to the Company under this Section 11.1(a) on at least two prior occasions within the preceding twelve (12) month period.

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(b) The failure or refusal of the Company to punctually and properly perform, observe, and comply with any covenant, agreement, or condition contained in any of the Transaction Documents (other than covenants to pay the Obligations), and such failure or refusal continues for 30 days after written notice of such failure or refusal is provided to the Company.

(c) The Company shall (i) become insolvent, (ii) fail to pay its debts generally as they become due, (iii) voluntarily seek, consent to, or acquiesce in the benefit or benefits of any Debtor Relief Law, or (iv) become a party to (or be made the subject of) any proceeding provided for by any Debtor Relief Law, other than as a creditor or claimant, that could suspend or otherwise adversely affect the Rights of Purchaser granted in the Transaction Documents (unless, in the event such proceedings is involuntary, the petition instituting same is dismissed within 60 days of filing of same).

(d) The failure to have discharged within a period of 30 days after the commencement thereof any attachment, sequestration, or similar proceeding against any of the assets of the Company.

(e) The Company fails to pay any money judgment against it at least 10 days prior to the date on which any of the assets of the Company may be lawfully sold to satisfy such judgment.

(f) Failure by the Company to pay any amounts due (subject to any applicable grace or cure period) with respect to any indebtedness of the Company in excess of $25,000.00.

(g) The acceleration by the holder thereof of the maturity of any Debt owed by the Company and such acceleration continues in effect for 30 days after written notice of such acceleration is provided to the Company.

(h) The discovery by Purchaser that any statement, representation, or warranty in the Transaction Documents or in any writing delivered to Purchaser pursuant to the Transaction Documents is false, misleading, or erroneous in any material respect.

11.2 Remedies upon Default. Should a Default occur and be continuing, Purchasers may, at their election do any one or more of the following: (a) declare the entire unpaid balance of the Obligations, or any part thereof, immediately due and payable, whereupon it shall be due and payable (provided that, upon the occurrence of a Default under Section 11.1(c), the entire Obligations shall automatically become due and payable without notice or other action of any kind whatsoever); (b) reduce any claim to judgment; (c) exercise the Rights of offset and/or banker’s Lien against the interest of the Company in and to every account and other property of the Company which are in the possession of Purchasers to the extent of the full amount of the Obligations (the Company being deemed directly obligated to Purchasers in the full amount of the Obligations for such purposes); (d) foreclose any or all Purchaser Liens and/or otherwise realize upon any and all of the Rights Purchaser may have in and to the Collateral, the IP Collateral, or any part thereof; and (e) exercise any and all other legal or equitable Rights afforded by the Transaction Documents, the Laws of the State of Texas or any other jurisdiction as Purchasers shall deem appropriate, or otherwise, including, but not limited to, the Rights to bring suit or other proceedings before any Governmental Authority either for specific performance of any covenant or condition contained in any of the Transaction Documents or in aid of the exercise of any Right granted to Purchaser in any of the Transaction Documents.

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11.3 Waivers by the Company and Others. The Company and each surety, endorser, guarantor, and other party ever liable for payment of any of the Obligations jointly and severally waive presentment and demand for payment, protest, notice of intention to accelerate, and notice of protest and nonpayment, and agree that their liability with respect to the Obligations, or any part thereof, shall not be affected by any renewal or extension in the time of payment of the Obligations, by any indulgences, or by any release or change in any security for the payment of the Obligations, and hereby consent to any and all renewals, extensions, indulgences, releases, or changes, regardless of the number thereof.

11.4 Performance by Purchasers. If any covenant, duty, or agreement of the Company is not performed in accordance with the terms of the Transaction Documents, Purchasers may, at their option, not less than 15 days following written notice to the Company of its intent to so act, perform, or attempt to perform, such covenant, duty, or agreement on behalf of such Company. In such event, Company shall, at the request of Purchasers, promptly pay to Purchasers any reasonable amount expended by Purchasers in such performance or attempted performance, together with interest thereon at the Highest Lawful Rate (if such nonperformance constitutes a continuing Default) or at the Base Rate (if such nonperformance does not constitute a continuing Default) from the date of such expenditure by Purchasers until paid. Notwithstanding the foregoing, it is expressly understood that Purchasers do not assume and shall never have, except by express written consent of Purchasers, any liability or responsibility for the performance of any covenant, duty, or agreement of the Company hereunder.

11.5 Delegation of Duties and Rights. Purchasers may exercise any of their duties and/or exercise any of their Rights under the Transaction Documents by or through its officers, directors, employees, attorneys, agents, or other representatives.

11.6 Waivers by Purchasers. The acceptance by Purchasers at any time and from time to time of part payment on the Obligations shall not be deemed to be a waiver of any Default then existing. No waiver by Purchasers of any Default shall be deemed to be a waiver of any other then existing or subsequent Default. No delay or omission by Purchasers in exercising any Right under the Transaction Documents shall impair such Right or be construed as a waiver thereof or any acquiescence therein, nor shall any single or partial exercise of any such Right preclude other or further exercise thereof, or the exercise of any other Right under the Transaction Documents or otherwise.

11.7 Cumulative Rights. All Rights available to Purchasers under the Transaction Documents are cumulative of and in addition to all other Rights granted to Purchasers at law or in equity, whether or not the Obligations are due and payable and whether or not Purchasers have instituted any suit for collection or other action in connection with the Transaction Documents.

11.8 Expenditures by Purchasers. All court costs, reasonable attorneys’ fees, other reasonable costs of collection, and other sums spent by Purchasers pursuant to the exercise of any Right provided herein shall be payable to Purchasers on demand, shall become part of the Obligations, and shall bear interest at the Highest Lawful Rate from the date spent until the date repaid by Company.

11.9 Diminution in Value of Collateral. Purchasers shall have no liability or responsibility whatsoever for any diminution in or loss of value of any Collateral or IP Collateral.

11.10 Indemnification of Purchasers. The Company hereby indemnifies Purchasers and all Representatives and Affiliates of Purchasers (“Indemnified Parties”) and holds the Indemnified Parties harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, reasonable expenses, and disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Indemnified Parties (or any of them), in any way relating to or arising out of (a) the occurrence of a Default or (b) the Transactions, the

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Transaction Documents, or the Business, to the extent that any such indemnified liabilities result, directly or indirectly, (i) from any action or omission of the Company, or any Representative or Affiliate of the Company, or (ii) from any claims made or actions, suits, or proceedings commenced by or on behalf of any Person other than Purchasers.

11.11 Exercise of Remedies. The provisions of this Section 11.11 shall apply and control to the extent of any inconsistency with any other provision in the Transaction Documents.

(a) Except as otherwise stated herein, the Required Purchasers shall have the authority to bind each and every Purchaser with respect to any and all decisions requiring a determination of the Purchasers under this Agreement or the other Transaction Documents, including any approval, authorization, consent, waiver or other decision.

(b) Subject to the provisions of this Section 11.11, (i) each Purchaser shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such Purchaser has (or the Purchasers have) been granted at any time under any other agreement or contract and all of the rights which such holder has (or the holders have) under any law, statute, rule or regulation (each, a “Remedy” and collectively, “Remedies”) and (ii) each Purchaser shall be entitled to enforce such Remedies specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of the Transaction Documents and to exercise all other rights granted by law, statute, rule or regulation. No Remedy is intended to be exclusive of any other Remedy, and each and every such Remedy shall be cumulative and shall be in addition to every other Remedy given or now or hereafter existing at law or in equity or by statute or otherwise.

(c) Notwithstanding anything contained herein or in any of the other Transaction Documents to the contrary, no Purchaser shall be entitled to enforce any of its Remedies without the prior written consent of the Required Purchasers.

Any and all proceeds of any enforcement action or other payments pursuant to any of the Transaction Documents received by any Purchaser(s) shall be applied as follows: (i) first, to reimburse the enforcing Purchaser(s) for all cost and expenses (including, but not limited to reasonable attorneys’ fees) incurred by or on behalf of such enforcing Purchaser(s) in collecting such amounts or in otherwise enforcing such Remedies; (ii) second, to the payment of unpaid accrued interest; and (iii) third, to the payment of principal, provided, however, that any payments made pursuant to clauses (ii) and (iii) above, shall be made pro rata to all Purchasers holding outstanding Notes in accordance with the terms of this Agreement and the Notes.

ARTICLE TWELVE

MISCELLANEOUS

12.1 Amendment and Modification. Subject to applicable Law, this Agreement and each other Transaction Document may be amended, modified, or supplemented by a written agreement signed by the Company and Purchasers.

12.2 Waiver of Compliance. Any failure of any Party to comply with any obligation, covenant, agreement, or condition herein may be waived by the Party entitled to the performance of such obligation, covenant, or agreement or who has the benefit of such condition, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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12.3 Notices. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered by overnight courier, or three (3) days after being mailed by certified or registered mail, return receipt requested, with first class postage prepaid:

If to the Company to:	WhiteGlove House Call Health, Inc.
5300 Bee Cave Road, Building I, Suite 100
Austin, Texas 78746
Facsimile: 512-266-7330
Attention: Chief Executive Officer

With copies (which shall not constitute notice) to:	Andrews Kurth LLP
111 Congress Avenue, Suite 1700
Austin, Texas 78701
Fax: 512-320-9292
Attention: Carmelo M. Gordian

If to Purchasers to:	Enhanced Capital Texas Fund, L.P.
Enhanced Capital Texas Fund II, LLC
Attn: Paul Kasper
c/o Enhanced Capital Partners, Inc.
601 Lexington Avenue, 55th Floor
New York, NY 10022
Fax: 212-207-3386

With a copy (which shall not constitute notice) to:	Leonard, Street and Deinard, P.A.
Attn: Jill R. Radloff, Esq.
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Fax: 612-335-1657
E-mail: jill.radloff@leonard.com

Any notice required or permitted to be delivered hereunder may also be given by confirmed facsimile transmission, addressed to the Company or Purchasers as the case may be, at the address and facsimile number set forth above or at such other address and facsimile number for a Party as it may specify in writing to the other Party from time to time. If an attempt to give notice by facsimile transmission fails because of any problem with the recipient’s designated facsimile number or facsimile equipment, such notice will nevertheless be considered to have been received at the time such transmission was attempted if it is also sent that day by guaranteed overnight delivery to the recipient for receipt on the following day. In any case, such notices, requests, demands, and other communications shall be sent to such other addresses as either Party shall notify the other by notice given in the manner described above.

12.4 Construction. All references to “Articles,” “Sections,” “Schedules,” and “Exhibits” contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement. As used in this Agreement, the following words or phrases shall have the meanings indicated: (i) “or” means “and/or;” (ii) “day” means a calendar day; (iii) “U.S.” or “United States” means the United States of America; (iv) “dollar” or “$” means lawful currency of the United States; (v) “including” or “include” means “including without limitation;” and (vi) references in this Agreement to specific Laws, or to specific sections or provisions of Laws, apply to the respective U.S. or state Laws that bear the names so specified and to any succeeding Law, section, or provision corresponding thereto.

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12.5 Entire Agreement. This Agreement and the other Transaction Documents contain the entire understanding between and among the Parties and supersede any prior understandings and agreements between them respecting the subject matter of this Agreement and the other Transaction Documents.

12.6 Assignability and Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns (including assignees of the Note). The Company may not assign or transfer its Rights or delegate its duties under this Agreement or the other Transaction Documents without first obtaining the approval of Purchaser (who may grant or withhold its approval at its sole discretion). Purchasers, at their discretion and without the prior consent or approval of the Company or any other Person, will be permitted to assign or transfer the Note, sell participations in such Notes, and assign or transfer its Rights under this Agreement, the Notes, and the other Transaction Documents to any Person; provided, that no assignment, transfer, or participation may be made to any Person that the Company reasonably and in good faith believes to be a competitor of the Company in the territory in which the Business is conducted or proposed to be conducted.

12.7 Attorneys’ Fees. In the event an arbitration, suit, or action is brought by any Party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing Party shall be entitled to reasonable attorneys fees to be fixed by the Governmental Authority. The prevailing Party shall be that Party receiving substantially the relief sought or successfully defending substantially the position maintained in such arbitration, suit or action, whether or not brought to final award or judgment.

12.8 Governing Law. THIS AGREEMENT SHALL BE ENFORCED, GOVERNED, AND CONSTRUED IN ALL RESPECTS IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS EXECUTED AND PERFORMABLE SOLELY IN SUCH STATE.

12.9 Venue. Venue for any litigation or other legal proceeding related to or arising out of this Agreement or any other Transaction Document, and the transactions contemplated hereby and thereby, shall be in Travis County, Texas. Accordingly, the Company and Purchaser, for themselves and their successors and assigns, hereby (a) irrevocably submit to the jurisdiction of the state and federal courts of the State of Texas and agree and consent that service of process may be made upon them in any legal proceeding arising out of or in connection with the transactions contemplated by this Agreement or the other Transaction Documents by service of process as provided by Texas law, (b) irrevocably waives, to the fullest extent permitted by law, any objection which they may have to the laying of venue of any litigation arising out of or in connection with the transactions contemplated by this Agreement and the other Transaction Documents brought in district courts of Travis County, Texas, or in the United States District Court for the Western District of Texas, Austin, Texas, (c) irrevocably waives any claims that litigation brought in any such court has been brought in an inconvenient forum, (d) agrees to designate and maintain an agent for service of process in the State of Texas, in connection with any such litigation, (e) irrevocably consents to the service of process out of any of the aforementioned courts in any such litigation by the mailing of copies thereof by certified mail, return receipt requested, postage prepaid, to the Party at its address set forth herein, and (f) irrevocably waives any Rights to a trial by jury in the event of any Litigation in respect of this Agreement or the other Transaction Documents, or the Transaction memorialized herein.

Note Purchase Agreement	Page 35

12.10 Presumption. This Agreement or any Article or Section hereof shall not be construed against any Party due to the fact that this Agreement or any Article or Section hereof was drafted by such Party.

12.11 Further Action. Purchasers and the Company shall execute and deliver all documents, provide all information, and take all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

12.12 Parties in Interest. Nothing herein, express or implied, is intended to confer on any Person other than the Parties and their respective successors and assigns any Rights, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

12.13 Savings Clause. If any provision of this Agreement or any other Transaction Document, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this Agreement or such Transaction Document, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

12.14 Confidentiality. Purchasers acknowledge that the information received by it pursuant hereto is confidential and for its use only, and Purchasers will refrain from using such information or reproducing, disclosing, or disseminating such information to any other Persons (other than its employees, affiliates, agents, or partners having a need to know the contents of such information and its and its partners’ advisors and attorneys), except in connection with the exercise of Rights under this Agreement, unless the Company has made such information available to the public generally or is required by a Governmental Authority to disclose such information publicly. If the Closing does not occur, Purchasers will return to the Company any confidential information of the Company in its possession and control.

12.15 Expenses. Except as otherwise expressly provided herein, each Party shall bear its own expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants.

12.16 Survival of Warranties. The representations, warranties, and covenants of the Company and Purchasers contained in or made pursuant to this Agreement or any other Transaction Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Purchasers or the Company.

12.17 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by fax or other electronic means (i.e. pdf) shall be binding to the same extent as an original signature page.

12.18 Legal Representation. Each Party has engaged and consulted with legal counsel of its choosing in connection with the negotiation, preparation, execution, and consummation of this Agreement. The Company Counsel has represented and advised the Company in connection with such matters; Leonard Street has represented and advised Purchasers in connection with such matters; and none of the Parties has sought or obtained legal advice or counsel from the counsel representing and advising any other Party in connection with such matters.

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12.19 Collateral Sharing.

(a) Collateral Proceeds. Notwithstanding any Default, Insolvency Proceeding or sale or other disposition of Collateral or IP Collateral (including, without limitation, any disposition of Collateral or IP Collateral as a result of any Enforcement), the Net Proceeds of Collateral or IP Collateral received by Purchasers shall be allocated by Purchasers as follows (and in the following order of priority): (i) first, to Purchasers until the Obligations have been paid in full; and (ii) to the extent of any surplus, to the Company.

(b) Insolvency Proceedings.

(i) Until all of the Obligations shall have been paid in full, any distribution of any kind made in any Insolvency Proceeding on account of the Collateral or IP Collateral shall be allocated and distributed in accordance with the provisions of Section 12.19(a) above.

(ii) Purchasers may file in any Insolvency Proceeding proofs of claim and other motions and pleadings with respect to its claims and liens and security interests. Each Party hereto agrees that this Agreement shall be enforceable against it before, during and after any Insolvency Proceeding. All references to the Company shall include the Company as debtor in possession in any Insolvency Proceeding and any receiver, trustee, provisional liquidator or other estate representative for the Company in any Insolvency Proceeding.

(iii) If any amount paid by the Company to Purchasers (the “Returned Amount”) is subsequently required to be returned or repaid by Purchasers as determined by a court of competent jurisdiction because it was prohibited by applicable law, voidable under any insolvency law (including the Bankruptcy Code) or in violation of the rights of any other creditor of the Company when made, then the Obligations automatically shall be reinstated for the purposes of this Agreement to the extent of the Returned Amount.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth above.

THE COMPANY:

WHITEGLOVE HOUSE CALL HEALTH, INC.,
a Texas corporation

By:	/s/ Robert A. Fabbio
Robert A. Fabbio
Chief Executive Officer

PURCHASERS:

ENHANCED CAPITAL TEXAS FUND, L.P.

By:	/s/ Michael Korengold
Name:	Michael Korengold
Title:	Vice President, Chairman

ENHANCED CAPITAL TEXAS FUND II, LLC

By:	/s/ Michael Korengold
Name:	Michael Korengold
Title:	Vice President & Asst. Secretary

Signature Page to Note Purchase Agreement